Exhibit 99.5
Earnings Conference Call

Infosys Limited
Earnings Conference Call

January 11, 2024

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Senior Vice President, Financial Controller & Head Investor Relations

analystS

Kumar Rakesh

BNP Paribas

Nitin Padmanabhan

Investec

Moshe Katri

Wedbush Securities

Ankur Rudra

JPMorgan Chase

Bryan Bergin

TD Cowen

Keith Bachman

BMO

Jamie Friedman

Susquehanna International Group

Sumeet Jain

CLSA

Yogesh Agarwal

HSBC

Vibhor Singhal

Nuvama Equities

Gaurav Rateria

Morgan Stanley

Sandeep Shah

Equirus Securities

Kawaljeet Saluja

Kotak

Manik Taneja

Axis Capital

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys Earnings Call for Q3 FY '24. Let me start by wishing everyone a very Happy New Year. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Nilanjan Roy; and other members of the leadership team. We will start the call with some remarks on the performance of the company for Q3, subsequent to which we will open up the call for questions.

Please note that anything we say that refers to our outlook for the future is a forward-looking statement that must be read in conjunction with the risk that the company faces. A full statement explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. Wish you a Happy New Year.

Our Q3 revenue declined by 1% quarter-on-quarter and 1% year-on-year in constant currency terms. For the first three quarters, our revenue grew by 1.8% over the same period last year in constant currency. We see lower traction for digital transformation programs and more activity for cost and efficiency programs and increasing interest in Generative AI programs.

Our operating margin was at 20.5%. We delivered this outcome while managing through one-off business disruptions. Nilanjan will provide more detail for this. Large deals were at $3.2 bn. 71% of this was net new. This included one mega deal. With this, our large deal value for the first three quarters stands at $13.2 bn, of which 55% is net new. This is the highest ever large deal value for the first three quarters in the fiscal year for us.

We see that with our large deal wins, we continue to win market share and strengthen our position through our leading capabilities in helping clients with cost, efficiency, automation programs and by leveraging Generative AI, digital and cloud.

We have seen impact in financial services, telco and hi-tech segments. We see strength in manufacturing, energy utilities and life sciences segments. We are seeing strong traction for Generative AI programs, leveraging our Topaz capability. We have integrated our Generative AI components into our service line portfolio, creating impact for our clients.

We have 100,000 employees trained in Generative AI areas. We have developed a range of use cases and benefit scenarios across different industries for our clients. Some of these areas are related to client analytics, process optimization, sales, marketing, knowledge analysis, software development, self-service and personalization.

Some examples of the work we are doing in these areas. We are working with a large global bank to support them in their risk analysis program by using a large language model for them. We are working with a global food supplier to personalized food experience for their customers and to make their operations efficient using artificial intelligence. We are working with a global retail company in defining their AI first business transformation strategy.

Our clients are leveraging all these Generative AI capabilities in Topaz, combined with the cloud capabilities in Cobalt to help them navigate through this current business environment and setting up for the future.

Our margin improvement program continues to gain traction. The five pillars, the large organization mobilization and steady execution are creating impact. Based on the performance in the first three quarters and our outlook for Q4, we are tightening our revenue growth guidance for financial year '24 to 1.5% to 2% in constant currency.

Our operating margin guidance for financial year '24 remains unchanged at 20% to 22%.

As you probably know, Nilanjan is leaving Infosys at the end of this financial year. I want to thank Nilanjan for the excellent work he has done and the strong position he has put Infosys in. In addition, I also want to thank him for his partnership and his friendship over the past several years. We wish him all the best in his future plans.

With that, let me hand it over to Nilanjan.

Nilanjan Roy

Thanks, Salil. Good evening, everyone and thank you for joining the call.

Coming to our Q3 results, revenues declined by 1% year-on-year in constant currency. Sequentially, revenues similarly declined by 1% in constant currency and 1.2% in dollar terms. This includes the impact of furloughs and one-offs. Volumes remain soft, coupled with seasonality and normalization of one-time revenues we had in Q2. While the overall environment remains subdued, our large-deal TCV is highest ever on a YTD basis. I will talk about the large deals in more detail.

Revenue for nine months increased by 1.8% in constant currency and 2.5% in USD terms. We are making steady progress on Project Maximus, the margin improvement plan across five pillars and over 20 tracks. This strengthens our confidence that the program will give us the impetus for margin expansion overtime.

Operating margins for Q3 were 20.5%, a decline of 70 basis points sequentially, bringing the nine-month margins to 20.8%, which is within the guidance band for the year. The major components of QoQ margin walk for Q3 margin are as follows:

Headwinds of 130 bps comprising of

  70 bps from salary increases effective Nov 1st
  60 bps from McCamish cyber incident which had an impact on both revenues and costs

Partially offset by tailwinds of 60 bps comprising of

  50 bps benefit from cost optimization including higher utilization and lower SG&A
  10 bps from currency movement

Balance includes impact of furloughs, offset by higher leave utilization and one-off benefits including lower provision for post sales client support and lower ECL model losses etc

Headcount at the end of the quarter stood at 322,000 employees, a decline of 1.9% from the previous quarter, which is reflected in improvement in utilization to 82.7% excluding trainees. On-site mix also improved by 20 basis points sequentially to 24.4. As mentioned earlier, we continue to improve our operating efficiencies.

LTM attrition for Q3 reduced further by 1.7% to 12.9%. Free cash flow for the quarter was robust at $665 mn and the conversion to net profit for Q3 was strong at 90.6%. Our unbilled revenues dropped for the third consecutive quarter. And consequently, this has partly led to an increase in DSO by 5 days sequentially to 72 days. Consolidated cash and equivalents stood at $3.9 bn at the end of the quarter after a dividend payout of $895 mn.

EPS declined by 6.1% in INR on a year-on-year basis and grew by 3% in INR for the 9 months period ended.

Yield on cash balances was 6.9% in Q3. ROE improved to 31.8%.

Large deal momentum continued and deal TCV of Q3 was $3.2 bn, with 71% net new. Consequently, our YTD large deal TCV is over $13 bn, which is the highest ever for any comparative period. This clearly reinforces our position and strengthens the relevance and strength of our service offerings.

We signed 23 large deals in Q3, including one mega deal. We signed 8 deals in manufacturing, 6 in FS, 4 in EURS, 2 each in retail and communication and 1 in others. Region-wise, we signed 10 large deals in America, 9 in Europe, 3 in ROW and 1 in India.

Coming to industry verticals,

Inflation, uncertain macro and delay in decision-making continues to impact the financial services sector. With increasing cost pressures, clients remain cautious on spending and are reprioritizing their programs to deliver maximum business value. Topaz is central to our Generative AI discussions, which is gaining momentum and use cases around improving customer experience. We also started implementing use cases in some of our clients focusing on improving client experience, detecting fraud, etc. Overall, while the near-term outlook remains volatile, we will benefit from the recent deal wins and the new account openings.

Clients in communication sector continues to face growth challenges, which is putting pressure on opex spend. Uncertainty about medium-term spend remains with clients, prioritizing cost optimization and vendor consolidation. Clients are looking at conserving cash, which is visible in delayed decision-making and project deferrals. Our focus on large and mega deals resulted in healthy pipeline and deal wins.

Energy, utilities, resources and services clients remain cautiously optimistic about the demand environment with cap on short-term spend. In Energy segment, we are seeing market share gains due to consolidation. Our investment on industry cloud solutions and the energy transition, combined with extreme focus on human experience, have helped us differentiate, win multiple deals and build a strong pipeline.

Manufacturing segment continues to deliver strong performance on the back of new deal wins and ramp-up of earlier large deals signed. Growth was broad-based across Europe and the U.S. as well as across industrial, automotive and aerospace industries. While the budget remains largely stable, clients continue to find ways to channel run savings into newer areas like digital, cloud, data and IoT. Pipeline remains healthy with emerging opportunities on various fronts in the ER&D space resulting from increased spending.

In the Retail segment, cost takeouts and consolidation remain the primary focus for the clients. While discretionary spend remain under pressure, there are pockets of opportunities, leveraging Generative AI, in predictive analysis, real-term insights and decision support areas. Deal pipeline is strong, though decision cycles remain long.

A resilient performance in a seasonally weak quarter and the continued momentum in deal wins, coupled with a very large efficient execution engine, gives us confidence for growth in the medium term. Driven by our YTD growth of 1.8% in CC terms and Q4 outlook, we have revised our revenue growth guidance for FY '24 from 1% to 2.5% previously to 1.5% to 2% in constant currency terms. We retain our margin guidance band for the year at 20% to 22%.

Finally, I would personally like to thank all the stakeholders of Infosys, especially the fabulous finance team here for their support over the past five years. As I step down, I look forward to working closely with the entire leadership team over the next few months to ensure a smooth transition. Finally, I wish Jayesh the very best as he assumes the role of CFO from 1st of April '24.

With that, we can open up the call for questions.

Moderator

Thank you, very much. We will now begin the question-and-answer session. The first question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi, good evening and thank you for taking my question. My first question was...

Moderator

Kumar sir, can I request you to speak up a bit?

Kumar Rakesh

Sure. Is this better?

Moderator

Yes. Go ahead, please.

Kumar Rakesh

Thank you. So, my first question was around the new deal wins, which has been pretty strong at $2.3 bn, it is some of the highest we have seen in the recent quarters. However, that also implies the renewals have been weaker. In recent quarters, we have seen renewals to be in the range of $1.5 bn to $2 bn. In this quarter, it was less than $1 bn. And that could also be the reason for the slowdown in the second half, which you are expecting.

We can understand that the new deal wins would be lumpy and difficult to predict, but you would have a timeline on the renewals, when they would be happening and what is the probability that you could see winning them back? So how do you see the next quarter or so panning out from the renewal perspective, any visibility on that side?

Salil Parekh

Thanks for that question. I think my reading of the large deals win is more along the lines that we are continuing to do well with renewals and then we have got really excellent net new wins in the $3.2 bn. As we have discussed at other times, the large deals numbers by themselves vary quarter-on-quarter. As you know, last quarter was also extremely large number.

Having said that, we have on the renewals, a clear sight of what is coming up. We are also benefiting in many of these areas from consolidations which Nilanjan referenced. And also where our clients are seeing, opportunities for cost and efficiency. So all of that gets combined with the renewals coming along at regular cycles.

Kumar Rakesh

Got it. Thanks for that. And my second question was around Gen AI. So you have talked about 100,000 employees being trained on Gen AI. But can you just quantify or share some insights on the client engagement side? Anything that you can quantify, number of projects that we are working or the amount of deals that we are winning, anything that we can start tracking on that side?

Salil Parekh

So there, we are not, at this stage sharing externally any views on revenues or projects and so on. To give you color what is happening today is, almost every discussion with clients involves some element of Generative AI. And what we have now developed through Topaz is a set of areas where there is benefit cases, use cases scenarios where there is impact, where we are working across a large number of clients on those in different scales, where there are some which are more pilot, some which are programs. And that is the three examples that I shared.

We have also developed strength across a number of large language model, where we have trained our teams. And then on how to leverage datasets. Our focus is very much on large enterprises who are our clients and the datasets within those enterprises, depending on the usage of where that large language model is to be applied.

We have a very strong business in data and analytics, which becomes the foundation for this Generative AI work. We are working to make sure that the benefits are felt across all of our service offerings, so we can start to see in new discussions with clients, productivity benefits, which are downstream coming from this Generative AI. So at this stage, while we are not externally quantifying all of the elements I referenced, that is the sort of color we are seeing across a large number of discussions.

Kumar Rakesh

Thanks for that, Salil.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Hi, good evening, thanks for the opportunity. Congrats on the strong deal wins. So I think, first off, Salil, anything that you have seen versus the previous quarter in terms of client behavior that suggests green shoots on the discretionary side? Or do you think that will continue to be under pressure for some time?

The second question is for Nilanjan. It appears that we will exit the year with margins lower than last year. Do you still believe that margin could be better next year versus the current one? We have sort of highlighted that as an aspiration at the beginning of the year, so just wanted your thoughts on how one should think of that at this point in time? Thank you.

Salil Parekh

Thanks. In terms of the client discussions, we have not seen some significant change in one or the other direction from what we were seeing last quarter. So some of the digital transformation work or some of that type of programs are where clients are not putting focus or attention, whereas the cost and the efficiency and now even consolidation, we are seeing more and more of that, which is what we were seeing last quarter as well.

So in that sense, we do not have any change that we have sensed at this stage.

Nilanjan Roy

So Nitin, on the margin question, I think you have seen this quarter as well, the underlying margins, excluding the one-offs are quite resilient and we have talked about now Project Maximus, this is nearly the third quarter and a lot of work has been going on. We are seeing the benefits of that, and you can see that in our commentary as well. We are very confident about the overall margin outlook.

Of course, we would not give a number about next year. But really, the multiple tracks around value-based selling, around efficient pyramid, around automation and Gen AI, are all working well. So, I think that gives us good optimism over the medium term in terms of our margin structure.

Nitin Padmanabhan

Okay. Thank you so much and all the best.

Moderator

Thank you. Next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks for taking my questions and congrats on strong bookings for the quarter. First question, any color of the ongoing budget cycle for calendar '24? Do you think budgets will be on time? Do you think budgets will be delayed? Any color there on that one?

Salil Parekh

Thanks, Moshe. On the budgets, in Q3 end of the year quarter the furloughs were in play. We are seeing that coming into play in the Q1 calendar year which is our Q4. The budget decisions are ongoing and as you know well, these will go through the early part of this month. So, nothing from that. We do not see any change in what we were seeing in terms of behavior from the last quarter where budgets would suddenly have a different direction.

So, at this stage, it looks like it is similar to what we were seeing, but everything is not yet closed out from our discussions on the budgets.

Moshe Katri

Understood. And then looking at the deal flow, the large deal flow that went through calendar '23, there were some concerns that they are not converting, some of deals are not converting on a timely basis. Has that changed in any way in terms of conversion on some of these deals, and when we could start seeing that inflection point in revenue growth because of those deals converting? Thanks a lot.

Salil Parekh

On that, as you are aware, the large deals are obviously giving us the foundation, especially the net new and renewal for future revenue. And at the same time, we are also seeing impact of the digital programs not moving or digital programs sometimes being stopped. So that combination is what gives that revenue outcome.

At this stage, we have no specific external view on what will happen in the quarter, but our overall revenue guidance for this financial year, which is only one more quarter, gives you a sense of how we are feeling about that. We will see, because a lot of the large deals, as they start to build up, and when the digital capabilities start to have more interest with clients, we will start to see that change, I am sure.

Moshe Katri

Thanks, Salil.

Moderator

Thank you. The next question is from the line of Ankur Rudra from JPMorgan Chase. Please go ahead.

Ankur Rudra

Hi, thank you. Salil, could you elaborate on what you have seen the client spending sentiment has been, on projects that have already been signed, let us say in the last nine months or so on the cost takeout side; and on incremental signing of smaller projects? Because we can see on large projects, but we do not have a visibility on how your small projects are doing?

Salil Parekh

Sure. So, on the client spending, where clients have signed recently in the last three, six, nine months, that spending is going well, both on cost and other projects, incremental projects, as you were describing. On things that were more in the past, that behavior on the cost has continued and the incremental projects we have seen even in the past quarter some impact. But what has been signed recently, we see those proceeding as per what they have signed.

Ankur Rudra

Understood. And you have mentioned several times on the call that there seems to be delays in revenue recognition because of project reprioritization. Is there a way of maybe estimating this for investors benefit? Like, for example, how much of fiscal '23 or the last 2 years, total contract value or signings may have been impacted because of change in client priorities? Or alternatively, how much of the signings have been shrinking every quarter, there is one back with new project signings for you to stay at the same place?

Salil Parekh

We are not in a position to share that externally. We have a view on what we look at, in terms of wins, execution and large deals internally. There are also other programs, some small, some mid-sizes which go up and down. So that whole internal composition is something which we work with, but it is not something which we have shared in the past and are even today sharing externally.

Ankur Rudra

Understand. I wanted a color as opposed to maybe a quantification?

Salil Parekh

Yes. So same, I think at this stage, the outcome is what we have. We have not given any more on that in terms of color as well, Ankur.

Ankur Rudra

Understood. Maybe moving to margins. Just one question. Obviously, this quarter, if I take out the impact of the ransomware incident, it appears that margins would have been up by 60 basis points. Is that right? Number one. Number two, if you could elaborate where we are on the various Project Maximus levers? And where is the remaining support, let us say, over next year or so?

Nilanjan Roy

Yes, we have given the margin walk in the initial script, and quite clear about the one-offs, the salary, etc.

From Maximus, there are a lot of tracks which are currently in play. Utilization is one you are seeing, in fact, that is the biggest one, straight up in your metrics, you can see that and how that is flowing into margins. There are other internal programs on the pyramid, a lot of work there onsite-offshore, is the first time we have seen some positive movement after a lot of quarters.

On automation and Gen AI, a lot of work going on, with Gen AI coming in with additional sort of levers available to us more than the traditional automation which we used to do. Pricing has been much better. There is a lot of work happening on value-based selling. And in fact, that is also reflected in overall RPP that we are seeing a much more stable pricing, in the underlying pricing regime, and that is something which we are pushing on.

So all the levers are in play. We have quarters where we are able to squeeze more and many new ideas. I think with Project Maximus, which have come into the fray as well, looking at large programs and whether we can early on get into a margin improvement program rather than what was originally budgeted during the bid phase. So there is a lot of stuff happening, and I think we are already seeing the early results.

Ankur Rudra

A quick follow-up, if I can. There is some concern that some of the cost takeout contracts won in the last 9 months may drive some margin headwinds. Is that something that should impact on a portfolio basis next year?

Nilanjan Roy

That is something we have always talked about. We have a portfolio of contracts in the first, second, third, fourth, fifth year. So while new contracts come in, which are initially potentially at lower margins, at the same time, we have contracts which have been going into a steady state. Some of these questions were raised two, three years back in one of our segments as well.

And you have seen the improvement for that segment particularly over the period of time where it is nearly closer to the average margin for company. So that is something which we have really fine-tuned and mastered over the few years. So in that sense, that is always built into our projections and forecast.

Ankur Rudra

I appreciate the color. Thanks and best of luck.

Moderator

Thank you. Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi, good evening, thank you. First question I have is demand by geography. Can you talk about pipeline and client spending plans across the U.S. versus Europe, maybe also based on what you have in backlog? I am curious if you think the recent trends of North America weakness being offset by solid Europe performance is likely to continue or whether that may change as you go through fiscal '25?

Salil Parekh

On the geography, as you point out, we had good growth in Europe in Q3, weaker in North America. In terms of pipeline, we don’t share the pipeline split by geography. We do see our large deals that Nilanjan shared by geography in good momentum at least on the large deals on both U.S. and European side, but we don’t specifically call out pipeline or outlook by geography within our business.

Bryan Bergin

Okay. Any reason that the current growth trajectory should change near term or should it remain somewhat consistent?

Salil Parekh

So, if you look at guidance for the full year, which is for the remaining quarter, it’s for the entire business and we don’t have a specific view that we share externally on the U.S. or Europe there.

Bryan Bergin

Okay. Follow-up on the third-party items. So another uptick here, just I think, over 8% of revenue now. Can you talk about whether you expect third-party items to continue to rise as mix revenue or may this start to come down as you go forward and deal composition potentially change? I am just trying to think about sustainable level here as this has moved up meaningfully over the last couple of years?

Nilanjan Roy

Yes. So as we have talked about this before, as we are involved in larger transformation deal, the longer-term transformation deals across the entire IT stack, infra, cyber, application development, data, I think many of these are bundled deals, which have software, hardware elements in it. And in a way, that is also giving us the benefit of taking these larger deals off the table and at the same time, we are able to manage our margins as well.

So, we are able to navigate both, the impact of this. So we have no number in mind to say that this is where we target or this is optimal level. As long as we are able to get incremental market share and get our margins in-line, which is what the program of Maximus is also about, I think we are comfortable with that.

Bryan Bergin

Okay. And just last one for you, just on the headcount resourcing plans. Can you just give us a sense how you are thinking about resourcing plans near term? I know it was down again, sequentially about 2%. I am just curious if you have kind of reached a stabilization point?

Nilanjan Roy

Yes, so we still have a lot of headroom and we have talked about it in the last two quarters that our utilizations are still quite low. We have operated a much higher utilization, 84%, 85% and of course in the COVID years, maybe 87%, 88%. So that is one, and we are still below 84% as we speak. We also have an on-tap demand fulfillment from our fresher model, so we can absorb in freshers very fast, because we do not have to just go for colleges and wait for the annual cycle.

Now we have a source of supply from off-campus as well. And with attrition slowing down, there is a lot of talent, even from a lateral basis available across the country as well. So I do not think that is a big concern for us.

Bryan Bergin

Good luck to you, Nilanjan. Thank you.

Nilanjan Roy

Thank you.

Moderator

Thank you. Next question is from the line of Keith Bachman from BMO. Please go ahead.

Keith Bachman

Hi. Thank you. I want to ask a couple of questions, if I could. First on pricing, you mentioned specific segment of pricing, but I wanted to ask about, pricing on renewals, are you seeing pricing pressure that is different from past cycles at the time of renewals? And then also, you had good deal signings for large deals. I wanted to talk, if you could address pricing for those large deals and how that might be impacting your margins? And then I have a follow-up, please.

Nilanjan Roy

Yes. We have seen much better pricing stability over the last few years. And in fact, we are also very conscious with our value-based selling program that we are not leaving any pennies on the table when we are going after deals, because in the hubris, we want to make sure that we are not leaving a lot of dollars on the table. So I think there is a lot of work happening there.

But overall, from a competitive positioning, pricing really has been stable across. And that is reflected on the cost pressure that people are also conscious of, in their margins and in where they are.

So, in that sense, there is no more concern. We, of course, have the one-offs, etc., specific clients, specific segments where they are in trouble. And of course, they may want to rebid some of that. But overall, it is not been something which is really concerning us in that sense today.

Keith Bachman

Okay. And my follow-up relates to duration, this was asked a little bit differently earlier in the call. But as you are getting good signings of large deals, is the duration of those large deals extending so that investors should be thinking about the book-to-bill being a bit longer?

Nilanjan Roy

So, we do not give out the duration of the deal wins. We have deals which come with longer-term periods. And you could see some of the announcements we have made. But nothing specifically whether they are going up across. So, we do not comment on that.

Keith Bachman

Okay. Well, then maybe I could sneak in one more. As you just look out over the next couple of quarters, if you could just help us on the puts-and-takes on margins that we should be thinking about. I am not asking for guidance. You have already said that utilization perhaps is a source of potential margin upside as it goes up. I would think that wage pressures would be less going forward, but not sure how mix fits into that.

But anything you just want to highlight beyond the March quarter, but just the puts and takes that we should at least be considering as we are creating our margin profile over the next, four, five quarters?

Nilanjan Roy

Yes. So, I think one of the earlier question was on this and probably I talked about it in Project Maximus, as well. There are other benefits, which we don’t factor in into any of our models. For instance, operating leverage, you can see the impact of SG&A benefits on operating margins when we were growing during '21, '22, '23. So, that is something which automatically flows into the P&L with growth. And in a way it gets reversed, the operating leverage works against you when revenues are down. So, that is something from a pure margin perspective, which you know flexes.

Secondly, similarly on the currency, we don’t build in anything into our programs. And that also comes in the future as well, but it is not part of Maximus. Of course, there are things out there, what the expectations of dollar movements are. So, these are some things more extraneous as well which can impact, but we are more confident of what we are able to control within the 20 tracks of Maximus and we have talked about that.

Keith Bachman

Okay. All right, thank you.

Moderator

Thank you. The next question is from the line of Jamie Friedman from Susquehanna International Group. Please go ahead.

Jamie Friedman

Hi. Good evening. Nilanjan, in your prepared remarks you expressed confidence in growth in the medium term. I was just hoping you could unpack that a little. When you say medium term is that just a comment about the fourth quarter or is that longer in duration?

Nilanjan Roy

Yes. Medium term is medium term. It is definitely more than the fourth quarter.

Jamie Friedman

Okay. Thank you. Also, Nilanjan and Salil, I have tried to reconcile when Salil observes the strength in the TCV and a record TCV in nine months and when Nilanjan, you used the word subdued in your prepared remarks. It seems like you are saying, it is hot and cold at the same time. So, I know these are where many of these questions are going, but how can the weather be both?

Salil Parekh

Hi, maybe the way that we are thinking about this, we can share with you. The large deals really give us good confidence of revenue over the next several periods in terms of the wins, both for net new and renewals. And the comment, which was more around subdued, we look at it from a perspective of where we see less activity on digital programs and less activity on some of those type of projects, where that takes away a little bit from the revenue.

So, that is the sort of balance in our mind. One of them giving us that revenue outlook and the other where clients are under constraints on their own spend, reducing some of that. That is how we see the balance on that. Hopefully, that clarifies the comments.

Jamie Friedman

Thank you, Salil. I will jump back in the queue.

Moderator

Thank you. Next question is from the line of Sumeet Jain from CLSA. Please go ahead.

Sumeet Jain

Yes. Hi, thanks for the opportunity. Firstly, I wanted to ask around the one-time loss what you had around McCamish, are you expecting it to reverse back in Q4 and include it in your guidance? Or will it reverse some time in FY '25?

Nilanjan Roy

No, this is one-time. There is no reversal.

Sumeet Jain

Got it. And secondly, I wanted to check around your platform business. I mean we have seen for the last 2 years, there has absolutely been no growth in that particular business. But although we keep seeing deal wins around your Finacle platform with various regional banks in the Middle East geography and other regional banks in North America as well. So can you share any plans to grow that part of the piece where we are seeing the other SaaS companies globally have actually seen a lot of traction post the Gen AI offerings and their solutions?

Nilanjan Roy

Yes. So I think we continue to do well. I think Finacle business continues to motor ahead, a very nice deal wins across. And overall platforms is a more generic usage. And I mean, we track it across various things, but Finacle actually overall has been doing very well.

Sumeet Jain

So any reasons for the platform business to be flat over the last 2 years?

Nilanjan Roy

So I think we can get back to you on that.

Sumeet Jain

Okay, that is all I had. Thank you.

Nilanjan Roy

Okay. I think Sandeep is just prompting me that we also use it for internal productivity as well for services.

Sumeet Jain

Okay. Got it. Thank you.

Moderator

The next question is from the line of Yogesh Agarwal from HSBC. Please go ahead,

Yogesh Agarwal

Yes, hi. Just one quick question. The number of employees are down 7% year-on-year, but the total wage bill is up around 1% or 2%, which means that the wage bill per head is up around 9%, 10% year-on-year. So I would have assumed that the pyramid would have kicked in, in a slower growth last few quarters. So any particular reason why the wage bill per head has gone up so much? Thanks.

Nilanjan Roy

I think one of the things is the comp increase also has happened this quarter. And, of course, in the initial part of the year, we had more lateral movements coming in, in the top end of the pyramid. But if you see the latest quarter, you will see a reversal of that. I think the employee costs have come down, in this quarter as well. So you will see that trend reversing.

Yogesh Agarwal

Great. Thanks. Thanks, Nilanjan, all the best for your future endeavors.

Nilanjan Roy

Thank you.

Moderator

Thank you. The next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

Yes, hi. Thanks for taking my question.

Moderator

Please use your handset. There is an echo in the line.

Vibhor Singhal

Sure. Is it better now?

Moderator

Yes, please go ahead.

Vibhor Singhal

Yes, thanks a lot for taking my question. So, Salil, just a question on the deal flow number. I know we have already had a bit on it. So, I just wanted to take a bit of feedback. We know this quarter was basically on the softer side, both in terms of seasonality and probably furloughs being higher than the last year itself. But on the overall demand environment that we are looking at, both, let us say, in terms of the cost takeout deals or the discretionary spends or basically the different verticals that we are looking at, is there any change in the overall demand environment that we are looking at from 3 months ago? I mean, when we met for the second quarter results?

And how do you see this playing out over the next couple of months as clients get into the budget cycle and any specific verticals or pockets that you might want to call?

Salil Parekh

So, there, you know, the thing that we have observed is, as we look at a large client base, the way clients are behaving in terms of spend, we have not seen a change in the way they are looking at it. So, we still see, what we were discussing earlier on digital transformation programs being more impacted, where cost efficiency being much more in play, there is also more consolidation that we are seeing, and that was coming through in the past quarter as well.

And then, there is a lot of interest in almost every conversation we have, where Generative AI is part of the mix. So, in that sense, I do not have a feeling that there is a change that we are seeing. Now, this is also the start of the calendar year. We will get a sense fairly quickly on how clients are looking at their spend. And as we come to the end of our financial year and as we plan for next year, that will give us, let us say, more view into that spending pattern.

Vibhor Singhal

Got it. And in terms of the deal flow, I mean, the deal wins that we had in the first half of the year were very rock solid deal wins. Any color on some of those deals getting into execution mode driven by the conversation with your clients? I mean, are we seeing incremental intent from the clients on starting those deals, which were maybe a bit delayed on their side? Or, any color on that that we have seen incrementally over the last three months?

Salil Parekh

So, there we have seen, essentially, in this last 3-month cycle, the deal starting or ramping up being as we anticipated. So nothing has changed in this 3-months cycle. There are places in some of the large deals where there is need for incremental work, which is also starting to be visible, which will hopefully flow through.

So, there will be no delay that we have seen. In fact, we have seen more of those on track in the last three months.

Vibhor Singhal

Got it. Thanks for taking my questions and I wish you all the best.

Salil Parekh

Thank you.

Moderator

Thank you. The next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi. Thanks for taking my question. The first question is with respect to the mega deal signed in 2Q. The transition period was expected to be a little longer, and some of them were supposed to come into revenues in the fourth quarter itself. So is the expectation remaining similar on that? Or has anything changed with respect to the transition period and flow-through of the revenue?

Salil Parekh

There, as we had shared previously, it was towards the end of the year and that is where we are, so we do not see that changing.

Gaurav Rateria

Got it. Second question is with respect to the underlying leakage in the business on small deals, discretionary spend that has been continuing now for some time. How do you characterize your 3Q versus, let us say, 1Q and 2Q has the leakage remained largely similar or has that kind of come down compared to the pace at it was leaking in the first two quarters?

Salil Parekh

Let me try to give color in the way we look at it. In the last quarter, so in the last three months, we have not seen those things change in direction, they appear to be stable or similar.

Gaurav Rateria

And is that the similar thing built in your outlook for the fourth quarter as well, when you tightened your guided band?

Salil Parekh

At this stage that is what we have put into the Q4 outlook, yes.

Gaurav Rateria

Got it. Last question is on the margins. Given that you will have some bit of more headwind in fourth quarter because there will be full three-month impact of the wages that you have provided for in this quarter, your margins probably will have some more headwinds, plus your implied guidance points to again, weak revenue trajectory in the fourth quarter also, so no major massive operating leverage per se.

It is just that you are exiting the year with margins closer to the lower end of the guide, is that the bottom for the margins? And given the Project Maximus is underway from here on the margin should only be going in the upward direction? Is that the way to look for it? I am not specifically looking for fiscal '25, but just trying to understand is that the bottom for the margins? Thank you.

Nilanjan Roy

Yes, so in Q4, I mean, it will work out of Q3 as well and you know there are puts-and-takes in Q4. And like we have said, Project Maximus continues to deliver very strongly and in our overall commentary, we have talked about the optimism in the medium-term for our margins coming out of Maximus.

Gaurav Rateria

Thank you.

Moderator

Thank you. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yes, thanks. Thanks for the opportunity. Most of the questions have been answered. Just wanted to understand the 60 bps impact on our cybersecurity, is it possible to break down in terms of revenue and cost? And is it fair to assume the impact, which could have been there because of the cost, will actually no longer be there? It would be a tailwind in the fourth quarter?

Nilanjan Roy

Firstly we can’t split it, but both these are one-time impacts - the loss of revenue and the cost impact. So, this was like the puts-and-take. So, in Q4, as we see it now, this is not going to be there.

Sandeep Shah

Okay. And so even the revenue will come back in the fourth quarter, right?

Nilanjan Roy

Yes, so I think in the statement, you have seen that the systems are back substantially by the end of December, right? The system is up and running. So I think that part goes away and the work that we do in Q4, should translate to revenues.

Sandeep Shah

Okay. And Nilanjan for two months of wage hike, 60 bps to 70 bps wage impact looks slightly lower. So, is the almost 100% of the eligible employees have been covered? And is it fair to assume the wage impact would be much lower in the fourth quarter because it would be one month impact?

Nilanjan Roy

Going to be a one-month impact, absolutely. Every time we do a wage hike, we look at, of course, the competitive scenario we look at the market, attrition, employees, tenure, what are the pay point grids. So, it is a very complex exercise. And based on this, this is what we have rolled out. And of course, you can see the attrition figures are also good.

Sandeep Shah

Okay. And last question, Salil, I think one of the responses, you said the furloughs in the December quarter may continue in the March quarter, have I heard correctly or I have been mistaken?

Salil Parekh

So there, my point was on more Q3, we had the furloughs and that is a seasonal impact. In Q4, we typically see a little bit of that always in our business in Australia and that is really the reference I was making.

Sandeep Shah

Okay, okay. Thanks and all the best. And all the best Nilanjan.

Nilanjan Roy

Thank you.

Moderator

Thank you. The next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Hey, hi. My question is for Nilanjan. And Nilanjan you know the margins for this quarter, is it based on your normal variable compensation provision? Or is that something which has taken a hit in this quarter?

Nilanjan Roy

So Kawal, we do not talk about the variable pay, of course. I think there will be enough news in the papers about that, but we do not give any commentary on variable pay.

Kawaljeet Saluja

Yes. I mean I think it will make its way to the media after a month, so might as well talk about it now Nilanjan.

Nilanjan Roy

We never confirm at any case.

Kawaljeet Saluja

Okay. Got that. Yes. All the best for your future endeavors, Nilanjan.

Nilanjan Roy

Thanks, Kawal.

Moderator

Thank you. Next question is from the line of Manik Taneja from Axis Capital. Please go ahead,

Manik Taneja

Hi. Thank you for the opportunity. I just wanted to understand over the course of last 9 to 12 months, the industry has been complaining about the leakage on the existing projects as well as non-extension of discretionary projects. Are you seeing any change on that front? That is question number one. The second question was with regards to the expansion in terms of captive centers, and we continue to see news flow on that front. Any comments from you on that front?

Salil Parekh

I think, on the first part, our sense is in the last quarter, so in this Q3, we have not seen any change in the work on those projects that had essentially a similar type of trajectory. On the captive centers there, typically, we see that any time there is new technology shifts, whether there was digital or cloud or Generative AI, there is definitely more interest in some clients building out captives. Equally as technologies age, we see some clients are looking to exit and especially to be more optimized.

And we have seen that in several of our large deals, if you look back over the last several quarters. We have had these where, in addition to the transformation, we have taken on the task of optimizing pre-existing captives and so on.

So, we do not see a change. It is just maybe it is that new technology moment where we see the activity. But we also see converse activity of things which were let us say, set up 5, 7, 10 years ago, which are going through that change or decline in that situation.

Manik Taneja

Sure. And one last question from my end, we have been seeing our headcount reduced for the last several quarters. Any sense on how we should be thinking about the optimization on this front given the kind of deal wins that we have had in the last three quarters?

Nilanjan Roy

Yes. So I have mentioned that a couple of times, utilization is something where we have headroom. So the decline in headcount really does not concern us too much. And both from availability of talent to ramp-up, we now have a very strong off-campus program. This is something over the last three or four years, we have perfected post COVID and that is really on tap without having to give out requests to colleges one year in advance.

And of course, from a lateral perspective, like I mentioned, with the market being soft, there is of course, talent available even laterally. So in that sense, we are very, very comfortable with any volume requirements and ability to fulfill.

Manik Taneja

Sure. Thank you and all the best for the future.

Moderator

Ladies and gentlemen, that was the last question for today. I now hand the conference over to the management for their closing remarks. Thank you and over to you.

Salil Parekh

Thank you. Just, first, everyone on the call thanks very much for joining us and for your questions. I want to just summarize with a few points. First, we are very excited with the large deals at $3.2 bn, 71% net new. It really shows the foundation of what we see for the future, very happy with the strong margin and also for an extremely strong margin improvement program that is in play.

Our Generative AI work is really pervasive. It is across all of our client discussions, in our service lines and we believe we are building extremely deep capability within our Topaz set of capabilities. We see continued strong focus on cost takeout, consolidation and we have extreme strength in that. We feel good that, that will continue. If that continues, we have a good play into that.

And then finally, we feel good overall about the resilience of our business given the quarter and the seasonality that we had and the overall economic environment. We feel really good about the resilience of our business and the future.

So thank you, everyone, again and look forward to catching up at the next quarter call.

Moderator

Thank you. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference. Thank you for joining us, and you may now disconnect your lines.